February 19, 2020

Peter H. Nachtwey
Senior Executive Vice President and Chief Financial Officer
LEGG MASON, INC.
100 International Dr.
Baltimore, MD 21202

       Re: LEGG MASON, INC.
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed May 24, 2019
           File No. 001-08529

Dear Mr. Nachtwey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance